

Mail Stop 4628

November 4, 2015

Via Email
Ryan Dalton
Chief Financial Officer
Parsley Energy, Inc.
303 Colorado Street, Suite 3000
Austin, TX 78701

     Re: Parsley Energy, Inc.
              Form 10-K for Fiscal Year Ended December 31, 2014
              Filed March 11, 2015
              Response Dated October 7, 2015
              File No. 001-36463

Dear Mr. Dalton:

We have reviewed your October 7, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 25, 2015 letter.

Form 10-K for Fiscal Year Ended December 31, 2014

Consolidated and Combined Financial Statements

Consolidated and Combined Statements of Operations, page F-4

1.   We note your response to prior comment 1. Note that SAB Topic 14F requires that expense related to share-based payment arrangements be presented in the same line or lines as cash compensation paid to the same employees. As such, it does not appear that "incentive unit compensation" and "stock based compensation" should be presented as separate lines in your statements of operations. Please revise your disclosure accordingly.

2.   Your response to prior comment 2 addresses your consideration of the guidance set forth in FASB ASC 260-10-55-17 regarding the presentation of earnings per share for the fiscal year ended December 31, 2014. However, it appears that earnings per share should be calculated based on net income attributable to common stockholders and the number of weighted average shares outstanding based on the period from the date of your initial public offering and corporate reorganization through December 31, 2014. Please revise or advise.

        You may contact Sandy Eisen at (202) 551-3864 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3311 with any other questions.

                                        Sincerely,

                                        /s/ Ethan Horowitz

                                        Ethan Horowitz
                                        Branch Chief
                                        Office of Natural Resources